UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                         Middlesex Water Company
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)

                              596680-10-8
                            (CUSIP Number)


                         Joseph A. Fillip, Jr., Esq.
                         ---------------------------
                       Duane, Morris & Heckscher, LLP
                       ------------------------------
                         1201 Market St., Ste. 1500,
                         ---------------------------
                                P.O. Box 195,
                                -------------
                         Wilmington, DE 19899-0195
                         -------------------------
                         Telephone:  (302) 657-4982
                         --------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)




                              December, 1996
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                                       Page 1 of 6 Pages
                                                        SEC 1746(12-91)

                               SCHEDULE 13D


CUSIP No. 596680-10-8                               Page   2   of   6   Pages



 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Verona Construction Company (22-1979456), Marvec Corporation (51-0331713), Vincent R. Cestone, Michele J. Cestone, Vincent Cestone II, Ralph M. Cestone II, Maria A. Cestone


 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Inapplicable

    (a)
       --------------
    (b)
       --------------


 3  SEC USE ONLY

 4  SOURCE OF FUNDS (See Instructions)

    WC

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    N/A

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Verona Construction Company, Marvec Corporation (Delaware), Vincent R. Cestone, Michele J. Cestone, Vincent Cestone II, Ralph M. Cestone II, Maria A. Cestone (U.S.A.)

                  7   SOLVE VOTING POWER
                      329,800 (1)
  NUMBER OF
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY          -0-
  OWNED BY
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING            329,800 (1)
  PERSON
   WITH          10   SHARED DISPOSITIVE POWER
                      -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    329,800 (1)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

    N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.2%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO (Verona Construction Company, Marvec Corporation)
    IN (all other reporting persons)


  (1)  See Item 5 of this Schedule 13D.

CUSIP No. 596680-10-9                                         Page 3 of 6 Pages

                                  SCHEDULE 13D


Item 1.   Security and Issuer.

       This amended Schedule 13D relates to 329,800 shares of the common stock (the "Shares") of Middlesex Water Company, a New Jersey Corporation ("Middlesex"). The address of Middlesex's principal office is 1500 Ronson Road, Iselin, New Jersey 08830-0452.

Item 2.   Identity and Background.

       The persons filing this amended Statement are as follows:

     A. Verona Construction Company, a Delaware corporation ("VCC"), whose principal office and business is located at Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. The principal business of VCC is the holding of securities and other investments. 292,800 of the Shares are owned of record by PNC Bank, N.A. for the benefit of VCC. 37,000 of the Shares are owned of record by Morgan Guaranty Trust Company of New York for the Benefit of VCC.

     B. Marvec Corporation, a Delaware corporation ("Marvec"), whose principal office and business is located at Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. The principal business of Marvec is the holding of securities and other investments. VCC is a wholly-owned subsidiary of Marvec.

     C. Vincent R. Cestone, whose business address is Suite 1705, 1201 Market Street, Wilmington, DE 19801. Mr. Cestone is principally employed as a Vice President and director of each of VCC and Marvec at their respective principal offices identified above. Mr. Cestone is a citizen of the United States of America.

     D. Michele J. Cestone, whose business address is Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. Mr. Cestone is principally employed as a director of each of VCC and Marvec at their respective principal offices identified above. Mr. Cestone is a citizen of the United States of America.

     E. Vincent Cestone II, whose business address is Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. Mr. Cestone is principally employed as an Assistant Vice President and director of each of VCC and Marvec at their respective principal offices identified above. Mr. Cestone is a citizen of the United States of America.

     F. Ralph M. Cestone II, whose principal business address is Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. Mr. Cestone is principally employed as a director of each VCC and Marvec at their respective principal offices identified above. Mr. Cestone is a citizen of the United States of America.

     G. Maria A. Cestone, whose principal business address is Suite 1705, 1201 Market Street, Wilmington, Delaware 19801. Ms. Cestone is principally employed as Treasurer and Secretary of each of VCC and Marvec at their respective principal offices identified above. Ms. Cestone is a citizen of the United States of America.

          During the last five years, none of the persons identified above has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of such persons was subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or which found any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       VCC acquired 292,800 of the Shares by virtue of the merger of Marvec Investment Corporation, a Delaware corporation ("MIC") with and into VCC on October 6, 1994. The aggregate purchase price for these Shares previously owned by MIC, and now owned by VCC, was $4,020,433.20, and was paid by MIC entirely from its working capital reserves. VCC purchased 37,000 of the Shares in open market transactions from October, 1995 through December, 1996. The aggregate purchase price for those purchased Shares was $610,500.00, and was paid by VCC entirely from its working capital reserves.

Item 4.   Purpose of Transaction.

       VCC has acquired the Shares for investment purposes only. VCC has no plans or proposals with respect to the Company other than to hold the Shares for investment purposes.

Item 5.   Interest in Securities of the Issuer.

       As of March 5, 1998, VCC is the beneficial owner of 329,800 Shares, comprising approximately 8.2% of the Shares outstanding. VCC has sole power to vote and dispose of such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       There are no contracts, agreements, understandings or relationships (legal or otherwise) between any of the persons filing this statement and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

          No materials are required to be filed as Exhibits pursuant to this
Item 7.

Item 8.   Signature.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amended Statement is true, correct and complete.

    March 5, 1998        /s/ Vincent R. Cestone
    -------------        -------------------------------------------------------
        Date                       Signature

                         Vincent R. Cestone, for himself and as Director and Vice President of each of Verona Construction Company and Marvec Corporation
                         ------------------------------------------------------
                                   Name/Title

    March 5, 1998        /s/ Vincent Cestone II
    -------------        -------------------------------------------------------
        Date                       Signature

                         Vincent Cestone II, for himself and as Director and Assistant Vice President of each of Verona Construction Company and Marvec Corporation
                         -----------------------------------------------------
                                   Name/Title

    March 5, 1998        /s/ Michele J. Cestone
    -------------        ------------------------------------------------------
        Date                       Signature

                         Michele J. Cestone, for himself and as Director of each of Verona Construction Company and Marvec Corporation
                         -------------------------------------------------------
                              Name/Title

    March 5, 1998        /s/ Ralph M. Cestone II
    -------------        -------------------------------------------------------
        Date                       Signature

                         Ralph M. Cestone II, for himself and as Director of each of Verona Construction Company and Marvec Corporation
                         ------------------------------------------------------
                              Name/Title



    March 5, 1998        /s/ Maria A. Cestone
    -------------        -------------------------------------------------------
        Date                       Signature

                         Maria A. Cestone, for herself and as Treasurer and Secretary of each of Verona Construction Company and Marvec Corporation
                         ------------------------------------------------------

                              Name/Title